FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, February 19, 2009

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008
 (Unaudited - All dollar amounts are expressed in U.S. dollars, except as otherwise indicated.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces net earnings of $346.8 million for the fourth quarter of 2008 and $1,473.8 million for the 2008 year ($19.62 and $79.53 per diluted share, respectively), reflecting record investment gains of $2,720.5 million in 2008.

“Our results in 2008 were the best in our twenty-three year history,” said Prem Watsa, Chairman and Chief Executive Officer. “As a result of exceptional performance by our management teams, and in spite of challenging industry and economic conditions, we achieved record earnings of approximately $1.5 billion, resulting in a 21% increase in our book value per share to $278.28. We also ended the year with in excess of $1.5 billion in cash and marketable securities at the holding company level.”

Challenging industry conditions for commercial lines insurers and reinsurers and an active year for catastrophe losses impacted 2008 underwriting results. Fairfax’s insurance and reinsurance operations had an underwriting loss of $457.7 million and a combined ratio of 110.1% in 2008, compared to an underwriting profit of $281.3 million and a combined ratio of 94.0% in 2007. Underwriting results in 2008 included 7.2 combined ratio points related to catastrophe losses from Hurricane Ike, the third most destructive U.S. hurricane on record, and Hurricane Gustav ($326.3 million, net of reinstatement premiums). Total catastrophe losses, net of reinstatement premiums, increased to $462.0 million in 2008 (10.3 combined ratio points) from $120.8 million in 2007 (2.6 combined ratio points). Underwriting results in 2008 also included the adverse impact on claims reserves of 4.2 combined ratio points ($189.2 million) arising from U.S. dollar strengthening relative to other currencies, compared to a benefit from foreign currency movements in 2007 of 0.9 combined ratio points ($41.3 million). The company generally mitigates the impact of foreign currency movements on its foreign currency-denominated claims liabilities by holding foreign currency-denominated investments. As a result, the impact of foreign currency translation gains and losses included in underwriting results is generally mitigated in whole or in part by foreign currency translation gains and losses on investment assets included in net earnings or other comprehensive income. Underwriting results in 2008 benefited from 0.3 combined ratio points ($14.2 million) of net favourable development of prior years’ reserves (excluding the effect of foreign currency movements), compared to a benefit of 1.5 combined ratio points ($69.4 million) in 2007 (excluding the effect of foreign currency movements). Prior to giving effect to the Hurricane Ike and Gustav losses and Crum & Forster’s commutation loss ($84.2 million) and lawsuit settlement ($25.5 million) in 2008 and the impact of foreign currency movements in 2008 and 2007, the combined ratio for Fairfax’s insurance and reinsurance operations was 96.2% in 2008 compared to 94.8% in 2007.

Record net earnings principally resulted from net gains on investments of $816.5 million in the fourth quarter of 2008 and $2,720.5 million in the year, compared to $947.0 million in the fourth quarter of 2007 and $1,639.4 million in 2007. Fourth quarter net investment gains of $816.5 million included net gains on equity hedges of $1,055.0 million, net gains on sales of bonds (principally U.S. Treasury bonds) of $484.0 million and net gains related to credit default swaps of $49.9 million, partially offset by other than temporary impairments recorded on common stock and bond investments of $612.8 million and net losses recorded on bonds of $195.0 million (principally net losses on convertible bonds of $343.0 million, partially offset by net gains on municipal bonds designated as held for trading and other bonds of $148.0 million). Net investment gains in 2008 of $2,720.5 million included net gains on equity hedges of $2,079.6 million, net gains related to credit default swaps of $1,290.5 million and net gains on sales of bonds (principally U.S. Treasury bonds) of $629.8 million, partially offset by other than temporary impairments recorded on common stock and bond investments of $996.4 million and net losses recorded on bonds of $356.1 million (composed of net mark-to-market losses, primarily on convertible bonds, of $504.2 million, offset by net gains on municipal bonds designated as held for trading and other bonds of $148.1 million). During the fourth quarter of 2008, the company removed the hedges on its equity portfolio investments by closing out its equity and equity index total return swap contracts, and invested approximately $2.3 billion in common stocks.

The significant realized investment gains allowed Fairfax to strengthen its financial position during 2008. Corporate liquidity was strengthened by 2008 financial performance, as Fairfax ended 2008 with $1,564.2 million of cash, short term investments and marketable securities at the holding company level, increased from $971.8 million at the end of 2007. Fairfax reduced holding company debt by $198.5 million during the year to $1,057.3 million and, by virtue thereof and of its increased equity, improved its total debt to total capital ratio to 23.7% at the end of 2008 from 27.1% at the end of 2007.

2008 highlights included the following:

•
Net premiums written during 2008 decreased to $4.3 billion from $4.5 billion, primarily as a result of the insurance and reinsurance operating companies’ disciplined response to the deteriorating pricing and intensifying competition associated with the softening underwriting cycle.

•
Total interest and dividend income decreased to $626.4 million in 2008 from $761.0 million in 2007, primarily as a result of lower short term interest rates, despite the effect of increased investment portfolios arising from positive cash flows from operations and the realization of investment gains.

•
Net gains on investments in 2008 increased to $2,720.5 million from $1,639.4 million in 2007, after other than temporary impairments recorded on common stock and bond investments of $996.4 million and $504.2 million of net mark-to-market losses recorded primarily on convertible bonds.

•
Included in net gains on investments in 2008 were $1,290.5 million of net gains related to credit default swaps, compared to net gains related to credit default swaps of $1,145.0 in 2007. Further details regarding the company’s investment in credit default swaps are set out in the table and paragraphs following these 2008 highlights.

•	Runoff had 2008 pre-tax income of $392.6 million, including net investment gains of $472.8 million, compared to 2007 pre-tax income of $187.6 million, including net investment gains of $291.8 million.

•	Fairfax ended 2008 with $1,564.2 million of cash, short term investments and marketable securities at the holding company level, increased from $971.8 million at the end of 2007.

•
Consolidated cash and investments increased to $20.0 billion at December 31, 2008 from $19.0 billion at the end of 2007 (net of $29.4 million and $1,062.8 million, respectively, of liabilities for short sale and derivative obligations).

•
At December 31, 2008, subsidiary portfolio investments of $18.4 billion principally consisted of approximately 46% ($8.4 billion) of bonds, approximately 30% ($5.5 billion) of cash and short term investments and approximately 21% ($3.8 billion) of common stocks. During the fourth quarter, Fairfax sold almost all of its U.S. Treasury bonds (sale proceeds of $5.8 billion) for net gains of $471.5 million and reinvested a significant portion of the sale proceeds in U.S. state, municipal and other tax-exempt bonds (purchases of $2.9 billion). At December 31, 2008, subsidiary portfolio investments included $4.0 billion of tax-exempt bonds with an average yield (at purchase) of approximately 5.79%, approximately 87% of which are insured by Berkshire Hathaway Assurance Corp. During the fourth quarter, Fairfax removed all its equity hedges and invested approximately $2.3 billion in common stocks.

•
During 2008, the number of basic shares decreased by 179,965, primarily as a result of the company’s repurchase of 1,066,601 subordinate voting shares, partially offset by the issuance of 886,888 subordinate voting shares upon the conversion of the company’s convertible debentures. The company also redeemed preferred shares with stated capital of $34.1 million (Cdn$50.0 million) for cash consideration of $48.0 million.

•
Common shareholders’ equity increased to $4.9 billion at December 31, 2008 from $4.1 billion at December 31, 2007, and book value per basic share increased by 21.0% to $278.28 at December 31, 2008 from $230.01 at December 31, 2007. (Including the $5.00 per share dividend paid in 2008, book value per basic share increased by 23.2% in 2008.)

•
In December 2008 Fairfax offered to acquire all of the common shares of Northbridge not owned by it or its affiliates at a price of Cdn$39.00 per share, for a total acquisition cost of approximately Cdn$675 million (Cdn$458 million of which was paid in January 2009, and the Cdn$217 million balance of which is expected to be paid in February 2009). Northbridge’s book value per share at December 31, 2008 was Cdn$29.21, compared to Cdn$29.69 at September 30, 2008 and Cdn$28.59 at December 31, 2007.

As of December 31, 2008, the company owned $8.87 billion notional amount of credit default swaps with an average term to maturity of 3.3 years, an original cost of $161.5 million and a fair value of $415.0 million. As of December 31, 2007, the company owned $18.54 billion notional amount of credit default swaps, with an original cost of $340.0 million and a fair value of $1,119.1 million. During the fourth quarter of 2008, the company sold $3.36 billion notional amount of credit default swaps for proceeds of $378.0 million and recorded net gains on sale of $48.2 million and net mark-to-market gains of $1.7 million. During 2008, the company sold $11.63 billion notional amount of credit default swaps for proceeds of $2,048.7 million and recorded net gains on sale of $1,052.3 million and net mark-to-market gains of $238.2 million.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of December 31, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	Notional amount	Original acquisition cost	Sale proceeds		Excess of sale proceeds over original acquisition cost
FY 2007	965.5	25.7	199.3		173.6
Q1 2008	3,830.0	95.5	885.0		789.5
Q2 2008	855.0	22.8	190.0		167.2
Q3 2008	3,580.9	59.4	595.7		536.3
Q4 2008	3,363.9	68.1	378.0		309.9
Cumulative sales since inception	12,595.3	271.5	2,248.0		1,976.5
Remaining credit default swap positions at December 31, 2008	8,873.0	161.5	415.0	(1)	253.5	(2)
Cumulative realized and unrealized from inception	21,468.3	433.0	2,663.0		2,230.0

(1)	Market value as of December 31, 2008
(2)	Unrealized gain (measured using original acquisition cost) as of December 31, 2008

Since inception, the company has sold $12.60 billion notional amount of credit default swaps with an original acquisition cost of $271.5 million for cash proceeds of $2.25 billion and a cumulative gain (measured using original acquisition cost) of $1.98 billion. As of December 31, 2008, the remaining $8.87 billion notional amount of credit default swaps had a market value of $415.0 million and an original acquisition cost of $161.5 million, representing an unrealized gain (measured using original acquisition cost) of $253.5 million.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Following is a summary of Fairfax’s fourth quarter and fiscal year financial results:

	Fourth Quarter		Year
	(unaudited, except as noted - $ millions except per share amounts)
	2008	2007	2008	2007(audited)

Total revenue	2,184.2	2,407.4	7,975.4	7,483.7

Earnings before income taxes and non-controlling interests	609.0	1,034.8	2,444.3	2,160.4

Net earnings	346.8	563.6	1,473.8	1,095.8

Net earnings per basic share	$19.73	$31.71	$80.38	$61.20
Net earnings per diluted share	$19.62	$30.15	$79.53	$58.38

Combined ratios of the company’s insurance and reinsurance operations were as follows:

	Fourth Quarter		Year
	2008	2007	2008		2007

Insurance – Canada (Northbridge)	119.1%	99.8%	107.3	%(1)	92.3%
– U.S. (Crum & Forster)	104.0%	88.0%	117.6	%(2)	93.5%
– Asia (Fairfax Asia)	125.0%	41.0%	92.1%		70.4%
Reinsurance – OdysseyRe	103.4%	93.8%	103.5	%(1)	95.5%
– Other	214.1%	96.0%	150.0	%(1)	95.6%
Consolidated	118.6%	93.0%	110.1	%(1)(2)(3)	94.0%

(1)
Excluding the effect of foreign currency movements, the 2008 combined ratios of Northbridge, OdysseyRe, Reinsurance – Other (foreign currency movements principally affected Advent) and Fairfax consolidated were 102.4%, 101.3%, 116.6% and 106.0% respectively.

(2)
Excluding the impact of Crum & Forster’s lawsuit settlement in the first quarter and Crum & Forster’s reinsurance commutation loss in the second quarter, the combined ratios in 2008 were 106.7% and 107.7% for Crum & Forster and Fairfax consolidated respectively.

(3)
Prior to giving effect to the above-mentioned foreign currency movements, the two above-mentioned items affecting Crum & Forster and catastrophe losses related to Hurricanes Ike and Gustav, the Fairfax consolidated combined ratio in 2008 was 96.2%.

There were 18.0 and 17.7 million weighted average shares outstanding during 2008 and 2007 respectively (17.5 and 17.7 million during the fourth quarters of 2008 and 2007 respectively). At the end of 2008, there were 17,486,825 shares effectively outstanding.

The fourth quarter and full year consolidated balance sheets and statements of earnings, shareholders’ equity and cash flows for 2008 and 2007 (unaudited except for full year 2007) and the notes to these consolidated financial statements, followed by management’s discussion and analysis of financial condition and results of operations, can be accessed at Fairfax’s website www.fairfax.ca under “Financials – Interim Reports”.

As previously announced, Fairfax will hold a conference call to discuss its year-end results at 8:30 a.m. Eastern time on Friday, February 20, 2009. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9835 (Canada or U.S.) or 1 (212) 287-1677 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 6, 2009. The replay may be accessed at (800) 337-5620 (Canada and U.S.) or 1 (203) 369-3253 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.